

Mail Stop 4720

November 16, 2017

Owen S. Littman
General Counsel
Cowen Inc.
599 Lexington Avenue
New York, NY 10022

>   **Re: Cowen Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 13, 2017**
>   **File No. 333-221496**

Dear Mr. Littman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David K. Boston, Esq.